CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
                             612 SANTA MONICA BLVD.
                         SANTA MONICA, CALIFORNIA 90401
                                 (310) 260-6150



                                                                 October 4, 2006


VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

        Re: Conspiracy Entertainment Holdings, Inc. (the "Company") Registration Statement on Form SB-2
                 Initially Filed September 14, 2005
                 File No. 333-128307

Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company requests this withdrawal due to a change in circumstances in the Company's business activities. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Marc J. Ross at (212) 930-9700.

      Thank you for your assistance in this matter.


                                CONSPIRACY ENTERTAINMENT HOLDINGS, INC.


                                By:  /s/ Keith Tanaka
                                     ----------------------------------------
                                     Keith Tanaka
                                     Chief Financial Officer